Exhibit 3
MEMORANDUM



To:          Board of Directors of LQ Corporation, Inc.

From:        Seymour Holtzman, Chairman

Subject:     Insider Trading

Date:          April 19, 2004


          On March 2, 2004, I sent a Memorandum to the Board of Directors of
LQ Corporation, Inc. (the "Company") requesting that the Board immediately hold a special telephonic meeting and take action to retain special counsel to investigate certain purchases of the Company's stock by James Mitarotonda/Barington Capital Group LP. I also directed your attention to recent questionable purchases by Mr. Mitarotonda and his associates of MM Companies, Inc. ("MMC") stock. I am seriously concerned by this trading activity because Mr. Mitarotonda is the President and co-CEO of the Company.
I am attaching a copy of the March 2, 2004 Memorandum for your reference.

          As I stated in the Memorandum, I am not accusing anyone of insider trading. However, as directors of a public company, we must avoid the appearance of improprieties in trading the Company's securities and initiate the appropriate investigations when confronted by such issues.

          It has been approximately seven weeks since I sent the Memorandum and the majority of the Board of Directors has not taken the appropriate action to investigate the purchases of the Company's stock and MMC's stock as requested in my Memorandum. The selection of an independent reputable outside law firm to investigate this matter should be made by the members of the Board that do not have a direct or possible indirect conflict of interest in this matter.

          Since the majority of the Board failed to investigate this matter in a timely manner, I intend to initiate immediate legal action to address this issue.

          In an analogous situation where an accusation was made against an officer of a public company, we were advised to disclose the circumstances in a 10-K. In view of this, I strongly urge the Company to file an amended 10-K to include this material information.

Cc: Peter Smith, Esq.
    Jack Jackson, Esq. Proskauer Rose LLP
    George Reihner, Esq. Elliott Reihner & Siedzikowski, P.C.